

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05046137

February 27, 2005

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/27/2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Electronic Data Systems Corporation
Incoming letter dated February 4, 2005

Dear Mr. Chevedden:

This is in response to your letters dated February 4, 2005 and February 14, 2005 concerning the shareholder proposals submitted to EDS by Nick Rossi and William Steiner. On January 24, 2005, we issued our response expressing our informal view that EDS could exclude the proposals from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.



Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: David B. Hollander
Legal Manager – Corporate Acquisitions & Finance
Electronic Data Systems Corporation
Legal Affairs
H3-3A-05
5400 Legacy Drive
Plano, TX 75024

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
Proponent Position on Electronic Data Systems No-Action Requests, Part 2
Rule 14a-8 Proposal: Simple Majority Vote
Proponent: Nick Rossi

Rule 14a-8 Proposal: Elect Each Director Annually
Proponent: William Steiner

Ladies and Gentlemen:

This is additional support for inclusion of this rule 14a-8 proposal.

Scuttle an Issue

This company response could be another version of "scuttle the issue" responses to shareholder proposals. One version of the guise of "scuttle the issue" is companies putting shareholder proposal topics on their ballots with enormous voting percentages required for adoption. For instance up to 80% of shares outstanding – in order to scuttle the issue. This is under the guise of "substantially implemented."

Beth Young, co-author of the *Shareholder Proposal Handbook*, 2001, said some companies set a high bar on shareholder votes in order to scuttle an issue. "They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' " Young is currently Senior Research Associate at The Corporate Library and authors TCL research reports in several disciplines, including takeover defenses.

Reference: Puget Sound Business Journal, March 19, 2004
http://seattle.bizjournals.com/seattle/stories/2004/03/22/story6.html?t=printable

It is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
David Hollander

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
Shareholder Position on Electronic Data Systems No-Action Requests, Part 3
Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Nick Rossi

Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: William Steiner

Ladies and Gentlemen:

The company argument is incomplete because the company has not addressed whether it could implement either shareholder proposal *directly* without a shareholder vote. For instance Southwest Airlines Company stated in its January 31, 2005 no action request letter that, "The Company's Board of Directors amended the Company's Bylaws to phase out its classified Board …" "In an effort to address the Proposal in a more expeditious manner, the Board voted to amend the Bylaws directly since the bylaws specifically allow amendment by the Board."

These two EDS Rule 14a-8 proposals do not ask that adoption be accomplished through a shareholder vote. Furthermore, the proposal for annual election of each director explicitly requests that it be adopted "in the most expeditious manner possible" – the same as the proposal to Southwest. Clearly direct action by the Board, if this is practicable, is more expeditious and more certain than a shareholder vote.

The company should not have the option under a claim of substantially implemented to take less certain means and opt for longer delays in the direction of adopting Rule 14a-8 proposals.

Delays are particularly not in order given that the simple majority vote proposal won 66% of the yes and no vote at the company 2002 annual meeting.

For the above reasons, and the reasons in the December 30, 2004 and January 21, 2005 shareholder position letters it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponents have the opportunity for the last word in the no action process.

Sincerely,


John Chevedden

cc: David Hollander
Nick Rossi
William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
FX: 202-942-9525

February 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
Shareholder Position on Electronic Data Systems No-Action Requests, Part 4
Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Nick Rossi

Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: William Steiner

Ladies and Gentlemen:

This specific item from the company bylaws appears to enable the Board to act on its own to adopt simple majority vote and annual election of each director. This power appears to be similar to power that Southwest Airlines Co. recently reported to use to adopt annual election of each director.

AMENDED AND RESTATED
BYLAWS OF
ELECTRONIC DATA SYSTEMS CORPORATION
(Adopted as of June 7, 1996)

MISCELLANEOUS PROVISIONS

7.1 Bylaw Amendments. The Board of Directors is expressly empowered to adopt,
----
amend or repeal these Bylaws. Any adoption, amendment or repeal of these Bylaws by the Board of Directors shall require, in addition to any other affirmative vote that may be required by law, the Certificate of Incorporation or these Bylaws, the affirmative vote of at least a majority of the Whole Board. The stockholders of the Corporation shall also have the power to adopt, amend or repeal these Bylaws at any annual or special meeting, by the affirmative vote of holders of at least 66-2/3% of the then outstanding Voting Stock, voting together as a single class, in addition to any other affirmative vote that may be required by law, the Certificate of Incorporation or these Bylaws. Any proposal by a stockholder of the Corporation to adopt, amend or repeal these Bylaws, in order to be validly acted upon at any meeting, shall comply with Section 2.8 hereof.

For the above reasons, and the reasons in the December 30, 2004, January 21, 2005 and

February 4, 2005 shareholder position letters it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponents have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: David Hollander
Nick Rossi
William Steiner